UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DESTINATION XL GROUP, INC.

(Name of Subject Company)

DESTINATION XL GROUP, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25065K104

(CUSIP Number of Class of Securities)

Robert S. Molloy

General Counsel and Secretary
Destination XL Group, Inc.
555 Turnpike Street
Canton, Massachusetts 02021
(781) 828-9300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian H. Blaney

Katherine A. Beck
Greenberg Traurig, LLP

2375 E. Camelback Rd., Suite 800

Phoenix, AZ 85016
(602) 445-8322

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Statement”) originally filed by Destination XL Group, Inc., a Delaware corporation (“Company”), with the Securities and Exchange Commission on May 26, 2026. The Statement relates to the unsolicited tender offer by Zodiac Partners II, LLC, a Delaware limited liability company (“Offeror”), and an acquisition entity of Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at a price of $0.84 per share in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal that accompanies the Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 1. Subject Company Information.

The section entitled “(b) Securities” in Item 1 of the Statement is hereby amended and restated in its entirety as follows:

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of July 8, 2026, there were 55,273,092 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

The first paragraph of the section entitled “(b) Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Schedule 14D-9 relates to the tender offer by Zodiac Partners II, LLC, a Delaware limited liability company (“Offeror”), and an acquisition entity of Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), to purchase all of the outstanding shares of the Common Stock of the Company at a price of $0.84 per share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The third paragraph of the section entitled “(b) Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

According to the Schedule TO, the Offer is currently scheduled to expire at 5:00 p.m., Eastern Time, on July 24, 2026, unless extended in accordance with its terms (the “Expiration Time”).

Item 4. The Solicitation or Recommendation.

The subsection entitled “Background of the Offer” under the section entitled “(b) Background and Reasons for the Board’s Recommendation” in Item 4 of the Statement is hereby amended and supplemented by adding the following thereto:

On May 27, 2026, Offeror amended the Offer to extend the expiration date of the Offer until 5:00 p.m., Eastern Time, on June 22, 2026.

On June 12, 2026, Offeror issued a press release reaffirming its previously announced Offer.

On June 23, 2026, Offeror amended the Offer to increase the Offer Price from $0.82 to $0.84 and to extend the expiration date of the Offer until 5:00 p.m., Eastern Time, on July 24, 2026. Offeror also announced that it has increased its committed equity financing for the transaction. Offeror disclosed that as of June 22, 2026, approximately 8,978,000 shares, representing more than 16% of the Company’s outstanding shares, had been validly tendered and not withdrawn. That same day, the Company issued a press release advising stockholders to take no action with respect to the Offer, and that the Company’s Board would evaluate the Offer and issue a recommendation.

On July 2, 2026, the Board held a meeting via means of remote communication, which included senior management of the Company and representatives of its advisors, including Guggenheim Securities and Greenberg Traurig. The Board discussed the status of the Offer, including the timeline for the Company’s response and the legal requirements relating to the Schedule 14D-9. Representatives of Greenberg Traurig reviewed fiduciary duty considerations applicable to the Board in evaluating the Offer, as well as the Company’s continuing obligations under the Merger Agreement. In connection with the Board’s evaluation of the Offer, the Board, together with its advisors, revisited and discussed the previously prepared Management Projections, as well as the financial analyses previously prepared by Guggenheim Securities, each of which were also discussed by the Board at the May 25, 2026 and May 26, 2026 Board meetings. Following discussion, the Board (i) determined that the Offer is not in the best interests of the Company and its stockholders and (ii) recommended that stockholders reject the Offer and not tender their shares of Common Stock pursuant to the Offer.

On July 8, 2026, the Company filed Amendment No. 3 to this Statement and issued a press release announcing the Board’s recommendation that shareholders reject the Offer and not tender their shares of Common Stock pursuant to the Offer, together with the reasons for such recommendation.

The subsection entitled “Reasons for the Recommendation of the Board” under the section entitled “(b) Background and Reasons for the Board’s Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Reasons for the Recommendation of the Board

In reaching its determination and recommendation to reject the Offer, the Board consulted with external financial and legal advisors and management and considered numerous factors, including, but not limited to, the following:

(i) The Offer Price Undervalues the Company Relative to the Company’s Standalone Value

The Board believes the Offer Price of $0.84 per share fails to reflect the intrinsic value of the Company’s business as a standalone enterprise, including its brand strength, loyal customer relationships, exclusive rights to Size Stream technology platform until 2030 and long-term growth opportunities. The Board notes that the Company’s current share price has been temporarily pressured by broader macroeconomic headwinds affecting the big + tall sector and does not reflect the Company’s underlying value or the strength of its go-forward strategy.

(ii) The Offer neither constitutes nor is reasonably likely to lead to a DXL Superior Proposal under the Company’s existing Merger Agreement with FBB

While the Board has, after careful consideration and with the assistance of its external financial and legal advisors, withdrawn its prior recommendation in favor of the Merger, the Company is still party to the Merger Agreement and bound by the contractual obligations set forth therein. The Board determined that the Offer neither constitutes nor is reasonably likely to lead to a DXL Superior Proposal as defined in the Merger Agreement. In reaching this determination, the Board concluded that the Offer would not permit DXL stockholders to participate in any potential long-term value creation opportunities expected from ownership in the combined company with FBB. Under the transactions contemplated by the Merger Agreement (the “FBB Merger”), the Company’s stockholders would own approximately 45% of the combined company following completion of the all-stock transaction, with the Company remaining publicly traded.

(iii) The Offer Is Highly Opportunistic

The Board believes the Offer is deliberately timed to exploit a period of market dislocation and is designed to acquire the Company at a depressed price. The Board further notes that the Offeror previously submitted a proposal in January 2026 to acquire the Company at $1.25 per share—materially higher than the current Offer Price of $0.84 per share—and has now reduced its proposed price by approximately 33% without the benefit of any due diligence into the Company’s business, financial condition or prospects. The Offer represents an opportunistic effort to capture, at a price below fair market value—value that rightfully belongs to the Company’s stockholders.

(iv) The Offer is Highly Conditional, Creating Significant Execution Risk

The Offer is subject to a significant number of conditions in favor of Offeror, including the following, some of which are outside the control of the Company and all of which create significant uncertainty and risk around the likelihood that Offeror will complete the Offer:

•
Financing Condition: The consummation of the Offer is subject to a financing condition. Offeror will need approximately $47 million to purchase all outstanding Common Stock pursuant to the Offer and to refinance certain indebtedness in connection with the transaction. In connection with the Offer, as more fully described in the Schedule TO, Offeror has secured a binding equity commitment letter from Camac Fund LP (the “Equity Financing”) in the amount of $12 million. Additionally, Offeror has received a conditional term sheet for up to $75 million in Debt Financing, comprised of a three-year senior secured revolving credit facility, which may be used, together with the Equity Financing, to finance the consideration for the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses.

•
Minimum Tender Condition: Company stockholders shall have validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock that, when added to the shares of Common Stock then owned by Offeror, would represent one share of Common Stock more than one half of all shares of Common Stock then outstanding as of the expiration of the Offer.

•
Board Approval Condition: The Board shall have approved (i) the Offer and the proposed merger pursuant to Section 251(h) of the DGCL (and the Company having entered into a merger agreement with Offeror that provides that the proposed merger can be completed in the manner permitted by Section 251(h) of the DGCL), (ii) the Offer and the proposed merger under Section 203 of the DGCL, and (iii) waived the restrictions of Section 4.03 of Article IV of the Company’s Certificate of Incorporation, and any other contractual, statutory or other restrictions, with respect to the Offer.

•
Regulatory Approvals Condition: (i) The waiting period (including any extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) applicable to the consummation of the Offer and the proposed merger under the HSR Act, shall have expired or been earlier terminated or not be applicable; and (ii) all other waiting periods (or extensions thereof or any timing agreements entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) any applicable antitrust or competition laws and regulations (other than the HSR Act) shall have expired or been earlier terminated and all other approvals, permits, authorizations, extensions, actions or non-actions, waivers and consents of any governmental entity required in connection with the consummation of the Offer or the proposed merger shall have been obtained.

•
Material Adverse Effect Condition: Since January 31, 2026, there shall not have been a Material Adverse Effect. A “Material Adverse Effect” means any change, event, violation, effect inaccuracy,

circumstance or developments (a “Change”) that, individually or in the aggregate with all other Changes that have occurred on or prior to the date of determination of the occurrence of the Material Adverse Effect, and have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), condition (financial or otherwise), prospects, capitalization, liabilities, financial condition or results of operations of the Company, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below): (i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over the-counter market operating in the United States or any other country or region in the world; (iii) changes in conditions in the industries in which the Company generally conducts business; (iv) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world; (v) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism (including cyberattacks or cyberterrorism) or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world; (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks and other force majeure events in the United States or any other country or region in the world; (vii) changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing); (viii) changes in the price or trading volume of Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred, to the extent not otherwise excluded hereunder); and (ix) any failure, in and of itself, by the Company to meet (A) any public estimates or expectations of revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred, to the extent not otherwise excluded hereunder) except, with respect to clauses (i), (ii), (iv), (v), (vi) and (vii), to the extent that such Change has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company conducted business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Material Adverse Effect.

•
No Injunction Condition: No court or other governmental entity of competent jurisdiction shall have proposed, enacted, issued, promulgated, enforced, entered or deemed applicable any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Offer, the acceptance for payment of or the payment for some or all of the shares of Common Stock by Offeror or any of their respective subsidiaries or affiliates, or the consummation of the proposed merger or any other merger or business combination involving the Company. “Laws” mean federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any governmental entity.

•
Other Conditions:

o
neither the Company nor any of its subsidiaries shall have (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Common Stock or its capitalization, (B) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Common Stock or other securities, (C) issued or sold, or authorized or proposed the issuance or sale of, any additional Common Stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Common Stock, pursuant to and in accordance with the terms in effect on the date of the Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (D) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (G) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, or (H) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that has or may have material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Common Stock to Offeror or any of its subsidiaries or affiliates;

o
neither the Company nor any of its subsidiaries shall have (A) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Common Stock by Offeror or Offeror’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (B) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or Offeror shall have become aware of any such action which was not previously announced, or (C) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business;

o
neither the Company nor any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Offeror become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed, in each case in a manner that, in the reasonable judgment of Offeror, might, directly or indirectly, (A) delay or otherwise restrain, impede or prohibit the consummation of the Offer or the proposed merger or (B) prohibit or limit the full rights of ownership of shares of the Common Stock by Offeror or any of its affiliates, including, without limitation, the right to vote any shares of Common Stock acquired by Offeror pursuant to the Offer or otherwise on all matters properly presented to Company stockholders for a vote;

o
neither the Company nor any of its subsidiaries shall have (A) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Offeror’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Common Stock or other securities, assets or business of the Company or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; and

o
neither the Company nor any of its subsidiaries shall have adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “shareholder rights plan” or “poison pill” or any other similar plan, instrument or device with respect to an unsolicited takeover of the Company or acquisition of Common Stock, unless such plan, instrument or device has been terminated or all of the rights issued thereunder have been redeemed.

As outlined above, the consummation of the Offer is subject to numerous conditions, including a financing condition. Offeror has not obtained committed financing sufficient to consummate the Offer on a certain funds basis. As disclosed in the Schedule TO and outlined above, Offeror’s contemplated financing includes an equity commitment and conditional debt financing arrangements, each of which is subject to various conditions.

The Board believes that the absence of fully committed financing, in addition to the numerous other conditions, introduces substantial uncertainty as to whether the Offer would be consummated on the terms or within the timeframe described, if at all, and exposes stockholders who tender their shares of Common Stock to material execution risk.

According to the Offer, each of the foregoing conditions are for the sole benefit of Offeror and its affiliates and may be asserted by Offeror in its discretion at any time or from time to time prior to the expiration of the Offer. In other words, the Offer provides that Offeror may assert whenever it chooses, for any reason it chooses, that a condition has not been satisfied, and such determination will not be subject to challenge. In light of these conditions, the Company’s stockholders cannot be assured that the Offeror would consummate the Offer.

(v) The Offer Was Not Negotiated and Was Made Without Diligence

The Offer was not the result of arm’s-length negotiations and was commenced unilaterally. The Board believes this lack of diligence increases uncertainty regarding value and completion.

(vi) The Offer May Disrupt the Company’s Business and Strategic Plans

The Offer may create uncertainty and disrupt operations, employees and business relationships.

(vii) Other Considerations

The Board considered additional relevant factors, including structure, likelihood of completion and impact on stockholders.

After careful consideration, including a review of the terms and conditions of the Offer, including the factors described above, and consultation with the Company’s management and its legal and financial advisors, the Board has unanimously determined that the Offer is inadvisable and not in the best interests of the Company and its stockholders.

Accordingly, the Board unanimously recommends that stockholders REJECT the Offer and NOT TENDER their shares of Common Stock pursuant to the Offer.

Item 8. Additional Information.

The section entitled “Golden Parachute Compensation” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Golden Parachute Compensation

In considering the recommendation of the Board as set forth in “Item 4. The Solicitation or Recommendation” above, stockholders should be aware that certain of the Company’s directors and executive officers may have interests in the Offer and the transactions contemplated thereby that may differ from, or be in addition to, the interests of the Company’s stockholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and making its recommendation with respect to the Offer. The following sets forth the compensation and benefits that each of the Company’s named executive officers could receive in connection with the Offer, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated, that the Offer constitutes a change in control (“CIC”) of the Company and that the named executive officers will incur a qualifying termination of employment immediately following consummation of the Offer.

The following table provides estimates of single trigger and double trigger CIC payments to the named executive officers. The “CIC Payment” is a single trigger payment that will be made on the CIC and is an estimate based on the same assumptions used in connection with the FBB Merger. The amounts shown below assume the following (in addition to the assumptions noted in the preceding paragraph): (i) the consummation of the Offer occurs on July 31, 2026; (ii) a stock price of $0.84 per share, which is the per share consideration being offered to stockholders of the Company in connection with the Offer; (iii) performance through the CIC as described herein; and (iv) continued employment through the CIC unless otherwise noted. All amounts are estimates. The calculations in the table do not include amounts that the named executive officers were already vested in as of the date hereof. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the consummation of the Offer, based on the same assumptions used in connection with the FBB Merger, and “double trigger” refers to payments and benefits that require two conditions, which are the consummation of the Offer and a termination of employment without “justifiable cause” or for “good reason” (each, a “Qualifying Termination”).

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Harvey S. Kanter (4)	$4,662,885	$96,176	$30,416	$4,789,477
Peter H. Stratton, Jr.	$807,775	$24,764	-	$832,539
Anthony J. Gaeta	$656,052	$18,302	-	$674,354
Robert S. Molloy	$636,257	$18,267	-	$654,524
Allison Surette	$617,032	$17,537	-	$634,569

(1)
Cash. The “Cash” column includes, for each named executive officer and as further detailed in the table below, (i) the estimated value of the unvested cash Performance-Based long-term incentive plan program (“LTIP”) Awards, assuming target, and based on the same assumption used in connection with the FBB

Merger that any such award earned will be cancelled and paid out, on a pro-rata basis, based on actual achievement through the CIC (which amounts are “single-trigger”), (ii) a cash severance payment equal to one (1) times base salary (except for Mr. Kanter, the cash severance payment is equal to two (2) times base salary, plus two (2) times his current annual incentive plan award at target), which amounts are “double-trigger,” and generally paid in a single payment following termination, subject to and conditioned upon the execution of a general release, and (iii) a cash payment for the pro rata vesting of unvested cash Time-Based LTIP Cash Awards, which amounts are “double-trigger.” For purposes of this table, the Company is assuming the actual achievement of the performance targets under the Performance-based LTIP Awards will be at target. Cash severance payments described in prong (ii) are to be reduced if and to the extent necessary to avoid any payments or benefits to the executive being treated as “excess parachute payments” within the meaning of Section 280G(b)(i) of the Code.

Name	Performance-Based LTIP Award	Cash Severance	Time-Based LTIP Cash Awards	Total Cash
Harvey S. Kanter	$962,341	$3,400,000	$300,544	$4,662,885
Peter H. Stratton, Jr.	$246,693	$484,210	$76,872	$807,775
Anthony J. Gaeta	$188,572	$412,000	$55,480	$656,052
Robert S. Molloy	$181,972	$397,580	$56,705	$636,257
Allison Surette	$176,787	$386,250	$53,995	$617,032

(2)
Equity. The “Equity” column includes the estimated value of the unvested equity-based Time-Based LTIP Awards under the Company’s 2023-2025 LTIP, 2024-2026 LTIP and 2025-2027 LTIP that will vest, on a pro rata basis, in accordance with the terms of the LTIP, as described above, if an executive officer experiences a Qualifying Termination within six (6) months prior or eighteen (18) months following the CIC. Such amounts are “double-trigger.” Additionally, if the closing price on the consummation date of the Offer equals or exceeds one or more of the average share price vesting thresholds in Mr. Kanter’s performance share units (“PSUs”), then any outstanding PSUs will fully vest to the same extent as if the average the Company share price had been achieved as of the date of the CIC. Such amount is “single-trigger.” Based on the average stock price of the Company’s Common Stock since January 31, 2026, these PSUs are not expected to vest and so the estimated value of those awards is $0 and are not included in the table and values above.
(3)
Perquisites/Benefits. The “Perquisites/Benefits” column includes, for Mr. Kanter, one-year of subsidized COBRA coverage under the Company’s health plan, paid in the form of continued payments for one-year, which amount is “double-trigger.”
(4)
On May 11, 2026, the Company notified Mr. Kanter that it does not intend to renew his amended employment agreement. This notification was provided in accordance with Mr. Kanter’s expressed desire to retire, and as required by his amended employment agreement. Accordingly, Mr. Kanter’s amended employment agreement will expire and his employment with the Company will terminate on August 11, 2026 (the “Termination Date”). If the CIC is consummated after the Termination Date, Mr. Kanter would not receive any payments, and the amounts for Mr. Kanter in the charts above would be zero.

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press Release Issued by Destination XL Group, Inc. on July 8, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 8, 2026, and incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Destination XL Group, Inc.

Date:	July 8, 2026	By:	/s/ Robert S. Molloy
General Counsel and Secretary